



04004287

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03_____ AND ENDING_12/31/03_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sea Port Group Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

317 Madison Avenue, Suite 811
(No. and Street)

New York,   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_Markus Witthaut_____212-356-0575_
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Povol and Feldman, CPA, PC
                        (Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, Lake Success,   New York   11042
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, __Marc Baum_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sea Port Group Securities, LLC_____, as of __December 31_____, 20__03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__COO_____
Title

JOHN GREGORY PARILLA
Notary Public, State of New York
No. 31-02PA4782113
Qualified in New York County
Commission Expires February 28, 20_0 6

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of internal controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
TABLE OF CONTENTS

DECEMBER 31, 2003

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA

PAUL I. FELDMAN, CPA

(516) 354-2662

FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Members
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

We have audited the accompanying statement of financial condition of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supporting schedules is presented only for supplementary analysis and is not part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, but was compiled from information that is the representation of management, without audit or review. Accordingly, we do not express an opinion or any other form of assurance on the supporting schedules.

Povol and Feldman CPA PC

Lake Success, New York
January 30, 2004

-i-

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets:	
Cash and cash equivalents	$ 3,275,942
Trading Securities-at market value	497,146
Accrued Interest	4,861
Total Current Assets	3,777,949
Deposit with clearing broker	100,784
Total Assets	$ 3,878,733

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable	$ 833,186
Accrued taxes payable	123,582
Total Current Liabilities	956,768
Members' Equity	2,921,965
Total Liabilities and Members' Equity	$ 3,878,733

See the accompanying notes and auditors' report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Brokerage income	$ 9,899,529
Commission income	1,563,972
Unrealized appreciation on securities in position	27,476
Interest income	18,107
	11,509,084
Cost of Operations:	
General and administrative expenses	338,616
Service agreement expenses	8,084,422
	8,423,038
Income before income taxes	3,086,046
Provision for income taxes	123,582
Net Income	2,962,464
Members' equity - beginning of year	959,501
Less: Distributions	1,000,000
Members' equity - end of year	$ 2,921,965

See the accompanying notes and auditors' report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net income	$ 2,962,464
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in:	
Due from clearing broker	78,083
Trading Securities	(497,146)
Accrued Interest	(4,861)
Deposits	(241)
Accounts payable	(254,529)
Accrued taxes payable	28,915
Net Cash Provided by Operating Activities	2,312,685
Cash Flows From Financing Activities:	
Members' distribution	(1,000,000)
Net Increase in Cash and Cash Equivalents	1,312,685
Cash and cash equivalents – Beginning of Year	1,963,257
Cash and cash equivalents – End of Year	$ 3,275,942
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 94,667

See the accompanying notes and auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, with a perpetual life. The Company is engaged in brokering and investing in defaulted high yield securities of distressed companies. The Company also brokers trades of newly issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutional funds that manage between $100 million and several billion dollars.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a settlement date basis, with an adjustment made monthly for trades made in euro dollars converted to U.S. dollars.

Income taxes
The Company operates as an LLC and files its tax return with the parent company. The current tax provision represents the New York City Unincorporated Business Tax, as allocated to the Company based upon its representative share of revenues.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash, clearing deposits, and the firm trading account. The Company maintains its cash in two financial institutions. At December 31, 2003, approximately $3,076,000 was in excess of federally insured amounts. The Company's clearing deposit was maintained by Pershing, LLC. The Company manages this risk by monitoring the performance of the clearing broker.

Foreign currency transactions
In January 2003, the Company liquidated its Euro dollar account with an insignificant foreign transaction difference. As of December 31, 2003, the Company has a negative cash position, in Canadian dollars, with Pershing LLC of approximately $92,600, in United States dollars and is reported net in cash and cash equivalents.

TRADING SECURTIES:

At December 31, 2003, the fair market value of securities, consisting of equity and fixed income investments, exceeded its cost by $27,476. For the year ended December 31, 2003, the Company incurred an unrealized holding gain of $27,476, which is included in the accompanying statement of income in accordance with FASB 115.

DEPOSIT WITH CLEARING BROKER:

The Company entered into a clearing agreement with Pershing, LLC (formerly BNY Clearing Services, LLC) in March 2002. A deposit in the amount of $100,000 was made in April 2002 and shall remain on deposit until the agreement is terminated by either party, upon 90 days written notice on any time after the first anniversary of the commencement date. Pershing, LLC reserves the right to increase the deposit amount to a maximum of $250,000 predicated on certain changes in the Company's business or certain other business circumstances.

RELATED PARTY TRANSACTIONS:

Services Agreement

The Company entered into a service agreement with its parent company on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the parent company. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the parent Company's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable upon demand. A detailed expense allocation supports each invoice.

For the year ended December 31, 2003, the Company incurred service agreement expenses in the amount of $8,084,422, inclusive of rent of $114,683. At December 31, 2003, the Company was obligated to its parent in the amount of $830,846, which is included in accounts payable.

COMMITMENTS AND CONTINGENCIES:

Clearing Agreement – Pershing, LLC (formerly BNY Clearing Services, LLC)

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

Lease Commitment

The Company entered into a sublease agreement with its parent in April 2002, expiring on January 30, 2009. The sublease is subject and subordinate to the parent Company's prime lease. The Company pays its parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon a percentage of revenue. Rent expense amounted to $114,683 for the year ended December 31, 2003.

General and administrative expenses:

Clearing charges	$	321,515
Dues and Subscriptions		15,000
Insurance		2,101
	$	338,616

Service agreement expenses:

Bandwidth and network communications	$	173,784
Bonuses		569,526
Commissions		5,273,160
Direct expenses		134,162
Employee benefits		157,809
General and administrative		206,800
Payroll taxes		108,070
Professional services		135,700
Rent and occupancy costs		114,683
Salaries and wages		926,253
Travel and entertainment		284,475
	$	8,084,422

See auditors' report.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE · SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTAL INFORMATION

To the Members
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Povol and Feldman, CPA PC

Lake Success, New York
January 30, 2004

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Computation of Net Capital

Total members' equity	$ 2,921,965
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	2,921,965
Additions:	
Other allowable credits	-
Total capital and allowable subordinated liabilities	2,921,965
Deductions:	
Non-allowable assets:	
Deposits	10,000
Net capital before haircuts on securities positions	2,911,965
Haircuts on securities	212,832
Net capital	$ 2,699,133

See auditors' report on supplemental information.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 63,785
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 100,000
Excess net capital	$ 2,599,133

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 956,768
Ratio: Aggregate indebtedness to net capital	.35

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,789,664
Audit adjustments reducing income (tax accrual)	(87,895)
Increase in haircuts due to audit adjustment	(2,636)
Net capital	$ 2,699,133

See auditors' report on supplemental information.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (K)(2)(ii). The Company clears all customer transactions through another broker dealer on a fully disclosed basis, specifically through Pershing, LLC (formerly BNY Clearing Services LLC) (Sec # 8-17574).

POVOL AND FELDMAN, CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE · SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA

PAUL I. FELDMAN, CPA

(516) 354-2662

FAX (516) 326-6954

To the Members
Sea Port Group Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROLS

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lake Success, New York
January 30, 2004